

D&G | DAVIS & GILBERT LLP
ATTORNEYS AT LAW

1740 Broadway   T: 212.468.4800   www.dglaw.com
New York, NY 10019   F: 212.468.4888

May 11, 2018

VIA FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SEC Mail Processing
MAY 14 2018
Washington, DC

> *Re: WPP plc Report of Foreign Issuer on Form 6-K*

Gentlemen:

On behalf of WPP plc ("WPP"), we are submitting under Rule 13a-16 of the Securities Exchange Act of 1934:

1.   One manually signed copy of a Report of Foreign Issuer on Form 6-K.

2.   Seven additional conformed copies of the Report of Foreign Issuer on Form 6-K.

The document being furnished pursuant to this Form 6-K is WPP's Annual Report and Accounts 2017, which document has been distributed to WPP's security holders. We are filing this Form 6-K in paper as permitted by Rule 101(b)(1) of Regulation S-T and General Instruction C(2) to Form 6-K.

Please direct any questions or comments to the undersigned.

Please acknowledge receipt of the enclosed documents by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

Very truly yours,

Ralph W. Norton

Enclosures

1901981.1 03023-0001-003